Filed Pursuant to Rule 433

Registration Nos. 333-249132-01 and 333-249132

February 2, 2022

BROOKFIELD FINANCE INC.

US$400,000,000 3.625% NOTES DUE 2052

US$400,000,000 3.900% NOTES DUE 2028

PRICING TERM SHEET

February 2, 2022

Issuer:	Brookfield Finance Inc.

Guarantor:	Brookfield Asset Management Inc.

Guarantee:	The Notes (as defined below) will be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest and certain other amounts by Brookfield Asset Management Inc.

Security:	3.625% Senior Unsecured Notes due February 15, 2052 (the “2052 Notes”)

3.900% Senior Unsecured Notes due January 25, 2028 (the “2028 Notes” and, together with the 2052 Notes, the “Notes”)

Expected Ratings*:	A− (stable) (S&P Global Ratings) A− (stable) (Fitch Ratings, Inc.) A (low) (stable) by DBRS Limited Baa1 (stable) (Moody’s Investors Service, Inc.)

Ranking:	Senior Unsecured

Size:	2052 Notes: US$400,000,000

2028 Notes: US$400,000,000

The 2028 Notes will be in addition to and form part of the same series of notes as the US$650,000,000 aggregate principal amount of Brookfield Finance Inc.’s 3.900% notes due 2028, which were originally issued on January 17, 2018 (the “Original 2028 Notes”). After giving effect to this offering, there will be a total of US$1,050,000,000 aggregate principal amount of notes of this series issued and outstanding.

Trade Date:	February 2, 2022

Expected Settlement Date:	February 4, 2022 (T+2)

Maturity Date:	2052 Notes: February 15, 2052

2028 Notes: January 25, 2028

Coupon:	2052 Notes: 3.625%

2028 Notes: 3.900% (interest on the 2028 Notes will accrue from January 25, 2022)

Interest Payment Dates:	2052 Notes: February 15 and August 15, commencing August 15, 2022

2028 Notes: January 25 and July 25, commencing July 25, 2022

Price to Public:	2052 Notes: 99.908%

2028 Notes: 107.134% of principal amount plus accrued interest of US$390,000 from January 25, 2022

Benchmark Treasury:	2052 Notes: UST 2.000% due August 15, 2051

2028 Notes: UST 1.500% due January 31, 2027

Benchmark Treasury Price & Yield:	2052 Notes: 97-19; 2.110%

2028 Notes: 99-16 ¼; 1.603%

Spread to Benchmark Treasury:	2052 Notes: + 152 basis points

2028 Notes: + 95 basis points

Yield:	2052 Notes: 3.630%

2028 Notes: 2.553%

Denominations:	Initial denominations of US$2,000 and subsequent multiples of US$1,000

Covenants:	Change of control (put @ 101%)

Negative pledge

Consolidation, merger, amalgamation and sale of substantial assets

Redemption Provisions:

Make-Whole Call:	2052 Notes: Prior to August 15, 2051 (six months prior to maturity), treasury rate plus 25 basis points

2028 Notes: Prior to October 25, 2027 (three months prior to maturity), treasury rate plus 25 basis points

Par Call:	2052 Notes: At any time on or after August 15, 2051 (six months prior to maturity), at 100% of the principal amount of the notes to be redeemed

2028 Notes: At any time on or after October 25, 2027 (three months prior to maturity), at 100% of the principal amount of the notes to be redeemed

Use of Proceeds:	2052 Notes: An amount equal to the net proceeds from the sale of the 2052 Notes will be allocated to the financing and/or refinancing of Eligible Investments. Pending such allocation, the net proceeds from the sale of the 2052 Notes will be temporarily used for general corporate purposes.

2028 Notes: The net proceeds from the sale of the 2028 Notes will be used for general corporate purposes.

CUSIP/ISIN:	2052 Notes: 11271LAJ1 / US11271LAJ17

2028 Notes: 11271LAC6 / US11271LAC63

Joint Book-Runners:	Citigroup Global Markets Inc. SMBC Nikko Securities America, Inc. BofA Securities, Inc. Deutsche Bank Securities Inc.

Co-Managers:

Banco Bradesco BBI S.A.

BNP Paribas Securities Corp.

Itau BBA USA Securities, Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.
National Bank of Canada Financial Inc.

Natixis Securities Americas LLC

Santander Investment Securities Inc.
SG Americas Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Capitalized terms used and not defined herein have the meanings assigned in the Issuer and the Guarantor’s prospectus supplement, dated February 2, 2022.

The Issuer and the Guarantor have filed a joint registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146 or by emailing prospectus@citi.com or by calling SMBC Nikko Securities America, Inc. at 1-888-868-6856 or by emailing prospectus@smbcnikko-si.com.

No PRIIPs or UK PRIIPs key information document (KID) has been prepared as European Economic Area or UK retail investors are not targeted.